EXHIBIT 4.6

LOCK-UP AGREEMENT

April 29, 2003

The Stackpole Corporation

Seven Wells Avenue

Suite 106

Newton, MA 02459

U.S.A.

Attention:	The Board of Directors

Dear Sirs:

The Stackpole Corporation (the “Shareholder”) is the legal and beneficial owner of 4,872,000 common shares (the “Subject Shares”) of Stackpole Limited (the “Company”).

In consideration of Tomkins PLC (“Parent”) and 2023103 Ontario Inc., a wholly-owned subsidiary of Parent (“Bidder”), entering into a support agreement (the “Support Agreement”) dated the date hereof with the Company and agreeing thereunder to make a public offer for all the common shares (the “Common Shares”) of the Company (including those issued upon the exercise of any outstanding Options) (the “Offer”), the Shareholder agrees (i) to support the Offer and (ii) to irrevocably deposit under the Offer or cause to be deposited under the Offer the Subject Shares, on the terms and conditions of this letter agreement (the “Agreement”).

The terms of the Offer are set out in the Support Agreement, and capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Support Agreement.

1.	THE OFFER

1.1	Each of Parent and Bidder covenants and agrees with the Shareholder that it shall comply with the terms of the Support Agreement, as such agreement may be amended, and, without limiting the generality of the foregoing, Bidder shall make the Offer having the terms and conditions thereto set forth in the Support Agreement as required by the provisions of the Support Agreement. Each of Parent and Bidder covenants and agrees with the Shareholder that it shall obtain the consent of the Shareholder prior to amending the Support Agreement where such amendment or amendments relate to increasing the Minimum Tender Condition (provided that the Bidder may, in its sole discretion, waive the Minimum Tender Condition), decreasing the consideration per Common Share or changing the form of the consideration payable under the Offer (other than to add additional consideration), imposing additional conditions to the Offer or otherwise varying the Offer (or any condition thereof, other than to waive any condition) in a manner which is adverse to the Shareholder; provided, however, that any amendment to extend the Offer may be made by without the prior consent of the Shareholder, without prejudice to the Shareholder’s rights under section 5.1(d) hereof.

1.2	The cash price offered under the Offer shall be Cdn.$33.25 per Common Share (the “Offer Price”).

2.	AGREEMENT ON CONDUCT

2.1	The Shareholder hereby irrevocably agrees that during the period commencing on the date hereof and continuing until the earlier of (i) the expiry or termination of the Offer (as extended, if applicable) and (ii) the withdrawal of the Subject Shares held by the Shareholder from the Offer as permitted by this Agreement:

(a)	it will not acquire or obtain or enter into any agreement or right to acquire direct or indirect beneficial ownership or holding of or control or direction over any additional Common Shares;

(b)	it will not grant or agree to grant any proxy or other right to the Subject Shares or enter into any voting trust, vote pooling or other agreement or arrangement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind with respect to the Subject Shares;

(c)

(i)	except to the extent permitted hereunder, it will not take and shall not authorize or permit any investment banker, financial advisor, attorney, accountant or any other representative retained by it to take any action of any kind which may in any way adversely affect the success of the Offer or the purchase of any Common Shares under the Offer or the completion of the Offer;

(ii)	it will immediately cease and cause to be terminated any existing discussions with any parties (other than the Parent and the Bidder) with respect to any Acquisition Proposal (as defined below); and

(iii)	it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise make, solicit, initiate or encourage inquiries from or submission of proposals or offers from any other person, corporation, partnership or other entity whatsoever (including any of its officers or employees) relating to any liquidation, dissolution, recapitalization, merger, amalgamation or acquisition or purchase of all or a material portion, on a consolidated basis, of the assets of, or any equity interest (including the Common Shares) in, the Company or any person, company, partnership, joint venture or other business organization in which the Company has an interest (the “Subsidiaries”) or other similar transaction or business combination involving the Company or any of its Subsidiaries (any such foregoing inquiries or proposals, an “Acquisition Proposal”), or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

(d)	if the Shareholder receives any Acquisition Proposal (including an offer or invitation to enter into discussions), except where the Company has already done so, the Shareholder will forthwith notify the Parent and Bidder in writing and provide to them all relevant details relating thereto, including, without limitation, the price proposed to be paid in connection with such Acquisition Proposal or offer, the form of consideration to be paid and the identity of the proponent;

(e)	it will use its reasonable efforts in its capacity as a shareholder of the Company to do, or cause to be done, all things necessary, proper or advisable under applicable law, to consummate the transactions contemplated by this Agreement and the Offer, including using its reasonable efforts to (i) support the Offer; (ii) obtain all necessary consents, approvals and authorizations as are required to be obtained by the Shareholder under any federal, provincial or foreign law or regulations with respect to this Agreement or the Offer; (iii) lift or rescind any injunction or restraining order or other order adversely affecting the Shareholder’s ability to consummate the transactions contemplated hereby or by the Offer; and (iv) fulfill all conditions and satisfy all provisions of this Agreement and the Offer applicable to the Shareholder;

(f)	it will exercise the voting rights attaching to the Subject Shares and otherwise use its reasonable efforts to oppose any proposed action by the Company, its shareholders, any of its Subsidiaries or any other person: (i) in respect of any amalgamation, merger, sale of the Company’s or its affiliates’ or associates’ assets, take-over bid, plan of arrangement, reorganization, recapitalization, shareholder rights plan, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving the Company or any of its Subsidiaries, (ii) which might reasonably be regarded as being directed towards or likely to prevent or delay the take up and payment of the Subject Shares deposited under the Offer or the successful completion of the Offer, or (iii) which could result in a Corporation Material Adverse Effect. In connection therewith, the Shareholder hereby appoints the Parent as attorney in fact (which appointment is unconditional, irrevocable and is coupled with an interest), subject to Section 5, for and on its behalf to execute a proxy appointing such person designated by the Parentto attend and act on behalf of the Shareholder at any meeting of the Company in respect of any of the matters referred to in this subsection 2.1(f) and to act on behalf of the Shareholder on every action or approval by written consent of the shareholders of the Company in respect of such matters, and if pursuant to this power of attorney the Parent has executed and not revoked a proxy in respect of such a meeting, which proxy has been accepted by the Company, then in such circumstances the Shareholder shall not be responsible for voting under this subsection 2.1(f). The Parent shall advise the Shareholder upon executing any proxies in respect of the Shareholder;

(g)	it will not option to sell, transfer, pledge, encumber, grant a security interest in, hypothecate, encumber or otherwise convey any Subject Shares (or any right or interest therein (legal or equitable)) held by it to any person, entity or group or agree to do any of the foregoing;

(h)	except as required by applicable law, it will not, prior to the public announcement by the Parent of the terms of the Offer, directly or indirectly, disclose to any person, firm or company (other than the Company, the shareholders of the Shareholder and any of their representatives and advisors, and the financial and legal advisors of the Shareholder and the Company who shall be bound by this confidentiality provision) the existence of the terms and conditions of this Agreement, or the possibility of the Offer being made or any terms or conditions or other information concerning any possible offer to be made for Common Shares; and

(i)	it will take all such steps as are required to ensure that at the time at which the Bidder takes up and pays for Common Shares pursuant to the Offer the Subject Shares held by the Shareholder will be owned beneficially and of record by the Shareholder with a good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges and encumbrances of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Subject Shares or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such shares (collectively, “Encumbrances”), other than Encumbrances created by this Agreement.

3.	AGREEMENT TO TENDER

3.1	The Shareholder hereby agrees to accept irrevocably the Offer and validly to tender and cause to be tendered and to cause all acts and things to be done to tender the Subject Shares owned by the Shareholder under the Offer on the terms and conditions set out herein.

3.2	The Shareholder agrees that if the Bidder makes the Offer containing no conditions other than the conditions set out in Schedule B to the Support Agreement (as the same may be amended in accordance with the section 1.1 hereof), the Shareholder (i) shall, upon the mailing of the Offer, irrevocably instruct Citizens Bank of Massachusetts (“Citizens”) with respect to 2,436,000 of the Subject Shares (the “Pledged Shares”) pledged to Citizens under the Amended and Restated Stock Pledge Agreement (the “Pledge Agreement”) dated as of November 13, 2002 between the Shareholder and Citizens to forthwith deposit with the depositary under the Offer the Pledged Shares, (ii) shall take all actions as are necessary to deposit or cause to be deposited with the depositary under the Offer within 20 days of the mailing of the Offer all of the Subject Shares (including the Pledged Shares”) in accordance with the terms of the Offer, and thereafter, except as may be permitted by this Agreement, the Shareholder shall not withdraw or permit such shares to be withdrawn from the Offer. The Bidder will take up and pay for the Subject Shares deposited under the Offer in accordance with the terms of the Offer within the periods required by applicable law and upon the conditions of the Offer having been satisfied or waived.

3.3	The Shareholder hereby irrevocably directs the Bidder to purchase an amount of U.S. dollars (the “USD Amount”) equal to U.S.$9,346,400 from the proceeds of the purchase of the Subject Shares under the Offer on the day the Subject Shares are paid for and to deliver the USD Amount by wire transfer to Citizens Bank of Massachusetts, Boston, MA, ABA # 011500120, Account No. 1137635735 FAO: The Stackpole Corporation, Attention: Lisa Murray maintained by the Shareholder at Citizens.

3.4	For greater certainty, for the purposes of this Agreement, the term “Subject Shares” shall refer to all the Common Shares which the Shareholder is required to tender under the Offer pursuant to the terms of this Agreement and shall include all shares or other securities which the Subject Shares may be converted into, exchanged for or otherwise changed into pursuant to any merger, reorganization, amalgamation or other business combination involving the Company prior to the acquisition of the Subject Shares by the Bidder, and shall also include any and all distributions of cash, securities or other property made on such shares on or after the date hereof.

3.5	In furtherance of the transactions contemplated by this Agreement, the Shareholder hereby agrees to instruct the Company to direct its transfer agent to place a stop transfer order on the Subject Shares and not to amend, terminate or waive any of the terms of such stop transfer order (other than to permit the transfer of the Subject Shares to the Bidder) during the term of this Agreement.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Shareholder hereby represents and warrants to each of the Parent and the Bidder as follows and acknowledges that each of the Parent and the Bidder is relying on such representations and warranties in connection with the entering onto of this Agreement and the purchase by the Bidder of the Subject Shares:

(a)	the Shareholder is the sole beneficial owner of the Subject Shares and is the registered owner of the Subject Shares;

(b)	(i) subject to the rights of Citizens under the Pledge Agreement with respect to the Pledged Shares, the Shareholder has the sole right to sell and vote (to the extent permitted by the attributes of such shares or pursuant to applicable law), all the Subject Shares now held or hereafter acquired by it and (ii) all the Subject Shares held by the Shareholder will, at the time at which the Bidder takes up and pays for such shares, be beneficially owned by it with a good and marketable title thereto, free and clear of any and all Encumbrances (other than Encumbrances created by this Agreement) and are and will at such time be issued and outstanding as shares in the capital of the Company;

(c)	no person, firm or company has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Shares owned by it or any interest therein or right thereto, except the Bidder pursuant to this Agreement and Citizens under the Pledge Agreement,;

(d)	none of the execution and delivery by the Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by the Shareholder with its obligations hereunder will result in a breach of: (i) the constating documents of the Shareholder; (ii) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of its property or assets are bound, including, without limitation, the Pledge Agreement and the Amended and Restated Credit Agreement (the “Credit Agreement”) dated as of November 13, 2002 between the Shareholder and Citizens; (iii) any judgment, decree, order or award of any court, governmental body or arbitrator; or (iv) any applicable law;

(e)	the Shareholder is a validly subsisting company and has all necessary corporate power and authority to own its assets and conduct its business as currently owned and conducted and to execute and deliver the agreement resulting from its acceptance hereof and to perform its obligations hereunder. The execution and delivery of this Agreement by the Shareholder and the consummation by the Shareholder of the transactions contemplated by this Agreement have been duly authorized by the board of directors and shareholders of the Shareholder, and no other proceedings on the part of the Shareholder are necessary to authorize this Agreement;

(f)	this Agreement has been duly executed and delivered by the Shareholder and constitutes a valid and binding obligation of the Shareholder;

(g)	(i) the Subject Shares are the only securities of the Company beneficially owned, directly or indirectly, by the Shareholder; (ii) the Shareholder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of the Company;

(h)	except for amounts owing in the ordinary course under the terms of the Amended and Restated Services Agreement (the “Services Agreement”) made as of January 1, 1996 between the Shareholder and the Company, the Shareholder has no claim against the Company or any of its Subsidiaries at the date of this Agreement and will not have any claim against the Company or any of its Subsidiaries by reason of the entering into of this Agreement;

(i)	The Shareholder has provided Parent with a true and correct copy of each of the Services Agreement, the Pledge Agreement and the Credit Agreement (without any attachments or schedules) and there does not exist a default under the Pledge Agreement or any Event of Default, as defined or provided in the Credit Agreement.

4.2	The Bidder and Parent hereby jointly and severally represent and warrant to the Shareholder as follows and acknowledge that the Shareholder is relying upon such representations and warranties in connection with the sale to the Bidder of the Subject Shares:

(a)	Parent is a company organized and existing under the laws of England and Wales. Bidder is a corporation incorporated under the OBCA and each of Parent and Bidder has necessary corporate power and authority to own its assets and conduct its business as currently owned and conducted. All of the outstanding shares of Bidder are owned, directly or indirectly, by Parent;

(b)	each of Parent and Bidder has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder and under the Support Agreement. The execution and delivery of this Agreement and the Support Agreement by each of Parent and Bidder and the consummation by Parent and Bidder of the transactions contemplated by this Agreement and the Support Agreement have been duly authorized by the board of directors of each of Parent and Bidder, and no other proceedings on the part of either Parent or Bidder are necessary to authorize this Agreement or the Support Agreement. This Agreement has been duly executed and delivered by Parent and Bidder and, upon due execution and delivery of this Agreement by the Shareholder, this Agreement shall constitute a valid and binding obligation of each of Parent and Bidder;

(c)	the execution and delivery by each of Parent and Bidder of this Agreement and performance by each of Parent and Bidder of its respective obligations hereunder and the completion of the Offer, will not be in breach of: either of Parent’s or Bidder’s constating documents; any judgment, decree, order, or award of any court, governmental body or arbitrator; or any applicable law; and

(d)	Parent has made adequate arrangements in compliance with law to ensure that the required funds are available to effect payment in full for all of the Common Shares acquired pursuant to the Offer.

5.	TERMINATION

5.1	This Agreement may be terminated by notice in writing:

(a)	by the Shareholder if the Bidder has not mailed the Offer within the time period provided for in the Support Agreement unless the failure of the Bidder to mail the Offer results from a breach by the Company of any of its obligations under the Support Agreement or because any of the conditions to the making of the Offer was not satisfied;

(b)	by the Shareholder if the terms of the Offer do not conform with the provisions of the Support Agreement;

(c)	by the Shareholder if the Parent or the Bidder is in default of any material covenant or obligation under this Agreement or if the Bidder shall have amended the terms of the Offer in contravention of section 1.1 hereof or if any representation or warranty of the Parent or the Bidder under this Agreement or the Support Agreement shall have been at the date hereof untrue or incorrect in any material respect;

7

(d)	by the Shareholder after the 90th day following the mailing of the Offer if the Bidder has not taken up and paid for all Common Shares deposited under the Offer unless the failure of the Bidder to take up and pay for Common Shares arises as a result of the breach by the Shareholder or the Company of any material covenant or obligation under this Agreement or the Support Agreement, respectively, or as a result of any representation or warranty of the Shareholder or the Company under this Agreement or the Support Agreement, respectively, being untrue or incorrect or, if not already qualified by a materiality concept, being untrue or incorrect in any material respect; and provided, for certainty, that if the take up and payment by the Bidder for Common Shares deposited under the Offer is delayed by (i) an injunction or order of a court or regulatory authority of competent jurisdiction or (ii) the Bidder not having obtained any regulatory waiver, consent or approval which is necessary to permit the Bidder to take up and pay for Common Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought, as applicable, this Agreement shall not be terminated by the Shareholder pursuant to this subsection 5.1(d) until the earlier of (i) 180 days after the Offer is commenced, and (ii) the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained, as applicable;

(e)	by the Shareholder at any time after the third business day following the expiry or withdrawal of the Offer, except where the Offer expires or is withdrawn in order to proceed with an Alternative Transaction;

(f)	at any time by mutual consent of the Parent, Bidder and the Shareholder;

(g)	by the Parent or the Bidder if the Shareholder is in default of any material covenant or obligation under this Agreement or if any representation or warranty of the Shareholder under this Agreement shall have been at the date hereof untrue or incorrect in any material respect;

(h)	by the Parent or the Bidder if the Support Agreement is terminated; or

(i)	by the Parent or the Bidder if the conditions to the Offer, as set out in the takeover bid circular mailed to shareholders of the Company, are not satisfied or waived by the Bidder prior to the Expiry Time.

5.2	Any termination of this Agreement in accordance with Section 5.1 shall not prejudice the rights of a party as a result of any breach by the other party of its obligations hereunder. Upon termination of this Agreement, the Shareholder shall be entitled to withdraw any of the Subject Shares deposited under the Offer.

6.	CHANGE IN NATURE OF TRANSACTION

6.1	If the Parent and its counsel and the board of directors of the Company and its counsel, agree that it is necessary or desirable to proceed with an Alternative Transaction whereby following completion of such Alternative Transaction the Bidder would own or control at least two-thirds of the Common Shares on a fully-diluted basis or substantially all of the assets of the Company and its Subsidiaries, the Shareholder shall support the completion of such Alternative Transaction.

6.2	If any Alternative Transaction involves a meeting or meetings of holders of securities of the Company, the Shareholder shall vote in favour of any matters necessary or ancillary to the completion of the Alternative Transaction.

6.3	The Shareholder hereby appoints Parent as attorney in fact (which appointment is unconditional, irrevocable and is coupled with an interest), subject to Section 5, to execute a proxy appointing such person designated by Parent to attend and act on behalf of the Shareholder at any meeting or meetings held in connection with such Alternative Transaction and to act on behalf of the Shareholder on every action or approval by written consent of the Company’s shareholders in respect of such Alternative Transaction, and if pursuant to this power of attorney Parent has executed and not revoked a proxy in respect of a meeting, which proxy has been accepted by the Company, then in such circumstances the Shareholder shall not be responsible for voting under subsection 6.2. Parent shall advise the Shareholder upon executing any proxies in respect of the Shareholder.

6.4	In the event of any proposed Alternative Transaction, the references in this Agreement to the Offer shall be deemed to be changed to “Alternative Transaction” and all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

6.5	The Shareholder shall not exercise any rights of dissent provided under the OBCA or otherwise in connection with any Alternative Transaction.

7.	CHANGE OF NAME OF SHAREHOLDER

7.1	As soon as practicable, but no later than one month following the acquisition of Subject Shares by the Bidder, the Shareholder: (i) shall change its corporate name to a name that does not include the word “Stackpole” and it shall refrain from using the name “Stackpole” anywhere in the world, provided that the Shareholder, for a period of one year following such acquisition date, may include in its description of itself the phrase “formerly The Stackpole Corporation”; and (ii) shall terminate any license agreements pursuant to which it has licensed the use of the name “Stackpole” and shall take all necessary action to ensure that any such licensee immediately ceases to use the name “Stackpole”. Upon the written request of the Parent, the Shareholder agrees to assign any and all rights that it has in the name “Stackpole” to the Parent, without any additional consideration.

8.	NON-COMPETITION

8.1	The Shareholder covenants and agrees with each of the Parent and the Bidder that it shall not, and it shall cause its affiliates to not, for a period of five (5) years from the date that the Bidder acquires the Subject Shares, either alone or in conjunction with any individual, partnership, firm, association, syndicate, company or other entity, whether as principal, agent, consultant, employee, shareholder (other than a holding of shares listed on a recognized stock exchange that does not exceed five percent (5%) of the outstanding shares so listed), or in any other manner, whatsoever, directly or indirectly, within Canada, the United States, the United Kingdom or Mexico, carry on or be engaged in, or be interested in the manufacture of engineered automotive powertrain systems and components (the “Business”) or advise, invest, lend money to, guarantee the debts or obligations of any person, firm, association, syndicate, company or Company engaged in or concerned with or interested in the Business.

8.2	The Shareholder specifically acknowledges that each of the Parent and the Bidder in agreeing to make the Offer to purchase the Subject Shares has relied on the Shareholder’s covenants of non-competition as set forth herein and therefore, specifically acknowledges and agrees that breach of the terms of this provision by it or any of its affiliates would cause each of the Parent and the Bidder irreparable harm not compensable in damages. The Shareholder further acknowledges and agrees that it is essential to the effective enforcement of this provision that the Parent and the Bidder be entitled to the remedy of an injunction without being required to show irreparable harm.

8.3	If a court of competent jurisdiction would otherwise determine all or any portion of this section 8 to be invalid or unenforceable in the circumstances, the portion which would otherwise be held invalid or unenforceable shall, automatically and without further act on the part of the Parent, the Bidder or the Shareholder, but only as regards those matters before the said court, be reduced in scope or duration of time to such an extent that the said court would hold the same to be enforceable in the circumstances before the said court. The provisions of this Article 8 shall survive the acquisition of the Shares by the Bidder and the completion of the Offer.

9.	GENERAL

9.1	The parties shall co-ordinate in the making and dissemination of any public announcement relating to the subject matter of this Agreement. A copy of this Agreement may be provided to the directors of the Company.

9.2	This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Shareholder, the Parent, the Bidder and their respective successors and assigns. This Agreement shall not be transferred or assigned by any party without the prior written consent of the other parties, except as permitted by Section 6 and except that the Parent and Bidder may assign its rights and obligations under this Agreement to any affiliate thereof, but no such assignment shall relieve the assignor of its obligations hereunder.

9.3	Time shall be of the essence of this Agreement.

9.4	Any notice or other communication required or permitted to be given hereunder (each, a “Notice”) shall be sufficiently given if delivered or sent by telecopier or facsimile transmission or e-mail:

(a)	in the case of the Shareholder, to: The Stackpole Corporation, Seven Wells Avenue, Suite 106, Newton, MA 02459, U.S.A., Attention: J. Samuel Parkhill, President, Facsimile: (617) 928-3592, email: sparkhill@stackpole.com (with a copy to Ropes & Gray, One International Place, Boston, MA 02110-2624,

U.S.A., Attention: John. E. Beard, Facsimile: (617) 951-7050, email: jbeard@ropesgray.com and to Davies Ward Phillips & Vineberg LLP, Attention: Jean-Paul Bisnaire, Facsimile: (416) 863-0871, email: jbisnaire@dwpv.com)

(b)	in the case of the Bidder and the Parent, to Tomkins PLC, 900 South Broadway, Denver, CO, USA, 80209, Attention: John Zimmerman, Facsimile: (303) 744-4464, e-mail: jzimmerman@gates.com (with a copy to Osler, Hoskin & Harcourt LLP, Attention: Jean M. Fraser, Facsimile: (416) 862-6666, email: jfraser@osler.com); and

(c)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section and if so given shall be deemed to have been received on the date of such delivery or sending.

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a business day, on the next following business day) unless actually received at the point of delivery after 5:00 p.m. (local time) in which case it shall be deemed to have been given and received on the next business day.

9.5	This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of Ontario and the Parent, the Bidder and the Shareholder irrevocably attorn to the non-exclusive jurisdiction of the courts of the Province of Ontario.

9.6	References to Common Shares include any shares into which the foregoing may be reclassified, subdivided, consolidated or converted by amendment to the articles of the Company.

9.7	This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supercedes any prior agreement, representation or understanding with respect hereto.

9.8	The representations and warranties set forth in this Agreement shall not survive the purchase of the Subject Shares and shall expire on the date that the Bidder takes up and pays for the Subject Shares.

9.9	If any provision of this Agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof and each such provision is deemed to be separate and distinct.

9.10	Each party hereto shall pay the fees, costs and expenses of their respective financial, legal, auditing and other professional and other advisors incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred and shall indemnify the other party from and against any and all claims against any of it for “finder’s” or “agency” fees relating to the transactions contemplated hereby.

9.11	Parent hereby unconditionally and irrevocably guarantees the due and punctual performance by the Bidder of each and every obligation of the Bidder arising under this agreement, including, without limitation, the making of the Offer, subject to the terms and conditions specified in this agreement and the Support Agreement.

If you are in agreement with the foregoing, kindly signify your acceptance by signing and dating the second copy of this letter in the manner provided and delivering it to us.

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This Agreement may be signed in two counterparts that together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be affected by means of facsimile transmission from us to you and from you to us.

Yours very truly, TOMKINS PLC

By:	/s/ JAMES NICOL

James Nicol Chief Executive Officer

2023103 ONTARIO INC.

By:	/s/ JOHN ZIMMERMAN

John Zimmerman President

We hereby accept and agree to the foregoing as of the date first written above.

THE STACKPOLE CORPORATION

By:	/s/ J. SAMUEL PARKHILL

J. Samuel Parkhill President